Global Foods Group, LLC

Unaudited Financial Statements

January 1, 2020 through December 31, 2020

Table of Contents

Khaled Salem II, CPA
Salem CPAs, LLC
KalSalem@SalemCPA.us

Salem
Certified Public Accountants, LLC

February 14, 2021
CPA Letter of Comfort
Global Foods Group, LLC

To Whom it May Concern,

The purpose of this letter is to provide a third-party verification of the January 2020 through December 31, 2020 financial statements of Global Foods Group, LLC, client, given by an independent CPA. All opinions are given beyond a reasonable doubt based on the information provided to the CPA. CPA is not liable for any matters, including but not limited to, decisions of lending, accuracy of reporting, or incomplete data, and serves only the purpose of providing an opinion on the materials in scope.

Scope

We have reviewed the accompanying January 2020 through December 31, 2020 financial statements provided by Global Foods Group, LLC. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the income statement. Accordingly, we do not express such an opinion.

Management Responsibility

Management is responsible for the preparation and fair presentation of the financial statements and for designing, implementing, and maintaining methodology relevant to the preparation and fair presentation of profit and loss financials.

CPA's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the presented financials. We believe that the results of our procedures provide a reasonable basis for our report.

Limited Assurance

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying January 2020 through December 31, 2020 financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

____

Khaled Salem II, CPA
Credential ID: IL 065.052110

Global Foods Group, LLC
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Main LLC 6743 (6743)	37,919.46
Total Bank Accounts	**$ 37,919.46**
Total Current Assets	**$ 37,919.46**
TOTAL ASSETS	**$ 37,919.46**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Owner's Investment	251,000.00
Retained Earnings	0.00
Net Income	-213,080.54
Total Equity	**$ 37,919.46**
TOTAL LIABILITIES AND EQUITY	**$ 37,919.46**

Global Foods Group, LLC
Profit and Loss
January - December 2020

		Total
Income		
Total Income		
Gross Profit	**$**	**0.00**
Expenses		
Advertising & Marketing		158.13
Advertising/Promotional for Investors		309.78
Bank Charges & Fees		170.74
Contractors		120,250.00
Legal & Professional Services		90,000.00
Meals & Entertainment		62.05
Office Supplies & Software		227.98
Travel		1,901.86
Total Expenses	**$**	**213,080.54**
Net Operating Income	**-$**	**213,080.54**
Net Income	**-$**	**213,080.54**

Global Foods Group, LLC
Statement of Cash Flows
January - December 2020

		Total
OPERATING ACTIVITIES		
Net Income		-213,080.54
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Net cash provided by operating activities	**-$**	**213,080.54**
FINANCING ACTIVITIES		
Owner's Investment		251,000.00
Net cash provided by financing activities	**$**	**251,000.00**
Net cash increase for period	**$**	**37,919.46**
Cash at end of period	**$**	**37,919.46**

Global Foods Group, LLC
Statement of Shareholder Equity
As of December 31, 2020

	Membership Units				
	Units	**Amount**	**APIC**	**Retained Earnings**	**Total**
Beginning Balance, 4/17/20 (Inception)		$ -			
Units Issued	110	$ 250,000.00	$ 1,000.00		$ 251,000.00
Other comprehensive gain/(loss)					
Net income				$ (213,080.54)	$ (213,080.54)
Ending Balance, 12/31/20	**110**	**$ 250,000.00**	**$ 1,000.00**	**$ (213,080.54)**	**$ 37,919.46**

Global Foods Group, LLC

(a subsidiary of GFG Partner Holdings, LLC)

NOTES TO THE FINANCIAL STATEMENTS

For the period ending April 13, 2020 through December 31, 2020

NOTE I – ORGANIZATION AND NATURE OF THE BUSINESS

Global Foods Group, LLC ("Global Foods Group," the "Company", "we," "our," "ours" or "us") is an independent CPG company that that packages and sells the rare sugar allulose to a diverse set of customers through a unique direct-to-consumer model. We help our customers achieve their nutritional goals by offering this incredible ingredient, allulose. The two managers, the CEO and CFO, are aided by a board of professionals experienced in the CPG field.

Global Foods Group was founded in 2020 by a veteran start-up creator to create a sugar company with a conscious. We aim to provide the public with a product and the information needed to make better, healthier choices. As a Public Benefit Corporation, we are committed to helping consumers of all backgrounds and income levels through our efforts to introduce an HMO-backed voucher program.

Global Foods Group is a wholly managed subsidiary of GFG Partner Holdings, LLC ("Parent").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2020, the Company had cash of $37,919 maintained in U.S. bank accounts.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2020.

Revenue and Expense Recognition – The Company recognizes revenues from sale and distribution of 16 and 24 oz packages of allulose. As of December 31, 2020, the Company has not recognized any revenue.

Income Taxes – The Company's is organized as a limited liability company. For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

NOTE 3 – ACCRUED EXPENSES

As of December 31, 2020, the accrued expenses on our financial statements included no interest expense on from our operations or other miscellaneous accruals.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

As a result of extensive regulation of the food processing and CPG space, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations such as the FDA. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies, and self-regulatory organizations institute investigations from time to time, into industry practices, which can also result in the imposition of sanctions.

Legal matter contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, " Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

NOTE 5 – SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through February, 14 2021. There were no subsequent events that required recognition or disclosure.

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